July 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Paul Fischer

Re:                             Centogene N.V.

Registration Statement on Form F-1

Registration No. 333-239735

Acceleration Request

Requested Date: July 9, 2020

Requested Time: 5:30 PM, Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and SVB Leerink LLC, as representatives of the several underwriters, hereby join Centogene N.V. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-239735) (the “Registration Statement”) to become effective on July 9, 2020, at 5:30 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name:	Rebecca Kotkin
Title:	Director

SVB LEERINK LLC

By:	/s/ Ryan Lindquist
Name:	Ryan Lindquist
Title:	Managing Director

cc:                                Arndt Rolfs, Centogene N.V.

Michael D. Maline, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Leo Borchardt, Davis Polk & Wardwell London LLP

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